Exhibit 99.4

PROXY FORM
PACIFIC DRILLING S.A. (the “Company”)
Proxy Solicited for Extraordinary General Meeting on May 24, 2016
The undersigned hereby authorize(s) DNB Bank ASA to constitute and appoint any director, Chief Financial Officer or Secretary of the Company, any employee of Centralis (Luxembourg) or any lawyer of Wildgen, Partners in Law, with offices in Luxembourg each acting under his/her sole signature, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held at 8-10 Avenue de la Gare, L-1610 Luxembourg at 3:00 p.m. (local time) or any adjournment thereof, for the purposes set forth below and in the notice of extraordinary general meeting issued by the Corporation on or around May 2, 2016.
Please mark your votes as in this example.

Item	Resolutions	FOR	AGAINST	ABSTAIN
1.
In order to effect a reorganization of the Company’s share capital, approve and effect a reverse stock split of the issued shares of the Company by exchanging 10 existing shares of the Company against 1 new share (the Reverse Stock Split), and consequently, exchange all of the 225,510,784 shares in the Company against 22,551,078 new shares, to be effective as of May 24, 2016 (the Effective Date);

2.
Cancel an amount corresponding to the aggregate accounting par value of all the fractional interests resulting from the Reverse Stock Split and reimburse the owners of fractional interests in an amount in cash equal to the fractional proportion of the share multiplied by the closing share price of the shares as quoted on the NYSE on the Effective Date;

3.
Subject to items 1 and 2 above being adopted, reduce the issued share capital of the Company from its current amount of Two Million Two Hundred Fifty Five Thousand One Hundred and Seven United States Dollars (USD 2,255,107) to an amount of Two Hundred Twenty Five Thousand Five Hundred and Ten United States Dollars (USD 225,510) and cancel 202,959,706 shares in the Company;

4.
Subject to items 1 to 3 above being adopted, amend article 5.1 of the articles of association of the Company (the Articles), to read as follows:
5.1. “The share capital is set at Two Hundred Twenty Five Thousand Five Hundred Ten United States Dollars (USD 225,510) represented by Twenty Two Million Five Hundred Fifty One Thousand and Seventy Eight (22,551,078) shares in registered form, without nominal value.”

5.
Subject to items 1 to 4 above being adopted and in accordance with item 2 above, further reduce the issued share capital of the Company by an amount resulting from the cancellation of all of the fractional interests resulting from the Reverse Stock Split and delegate the power and instruct the Board to record by way of notarial deed the final amount of the foregoing capital reduction within one (1) month of the Effective Date.

6.
Authorize any director or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen, Partners in Law, (each an Authorized Person, and collectively, the Authorized Persons) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the reorganization of the share capital of the Company and in particular the Reverse Stock Split of the issued shares of the Company as well as (without limitation) the resolutions to be taken on the basis of the present agenda and in particular to proceed to and carry out any required formalities in Luxembourg as well as in the United States of America or any other jurisdiction where necessary and ratify any action taken by any Authorized Person with respect to the EGM (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for the EGM).

Signature(s):          Date:

Name of shareholder in block letters:

Note:	Please sign exactly as name appears above, joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Exhibit 99.4